February 23, 2009
Via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter to International Lottery & Totalizator Systems, Inc. (“ILTS”) Dated February 9, 2009

Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended April 30, 2008
Filed July 14, 2008 and August 5, 2008, respectively
File No. 000-10294

Item 8A. Disclosure Controls and Procedures, page 45

Dear Ms. Collins,

The management of ILTS has carefully reviewed your comments noted below.  Kindly find following your comment and our management’ corresponding response.

Comment No. 1

We note your response to prior comment 1 which indicates that management continues to conclude that your disclosure controls and procedures were effective as of April 30, 2008.  We note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its 1934 Exchange Act Reporting.  In this regard, it is not clear why you believe that the limited disclosures included in the Company’s April 30, 2008 Form 10-KSB are representative of management’s conclusions on Internal Control over Financial Reporting since you included the same disclosures in the Company’s April 30, 2007 Form 10-KSB when you were not subject to the requirements of Section 404 of Sarbanes-Oxley.  In light of these facts and your response, it is not clear to us how you continue to conclude that your disclosure controls and procedures were effective as of the end of the fiscal year.  It appears to the staff that you should further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that disclosure controls and procedures were not effective as of the end of the fiscal year.  You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.  Alternatively, please further explain to us in greater detail and by specific reference to applicable Securities and Exchange Commission rules, regulations or other guidance, why you believe you are still able to conclude that your disclosure controls and procedures were effective as of the end of your fiscal year.

Response No. 1:

We appreciate your comments stated in the letter dated February 9, 2009 and the arguments you put forth in our telephone discussion regarding the definition of disclosure controls and procedures.  Additionally we considered the Staff’s definition concerning the failure to provide the management’s report on internal control over financial reporting as required by Item 308T(a).  After much consideration and discussion with our accountants and outside counsel, we believe that amending the Form 10-KSB for the fiscal year ended April 30, 2008 to include additional disclosure and to disclose our management’s revised conclusion on the effectiveness of our disclosure controls and procedures is appropriate.

Arising from our omission to include management’s report on internal control over financial reporting, we are presently examining our disclosure controls and procedures to remedy the deficiency that lead to this inadvertent omission.  We will take appropriate remediation actions to ensure that the information required to be disclosed in our future reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The proposed amendments are marked below as underlined text for your kind consideration and acceptance.
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ITEM 8A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out a~~n~~ re-evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in SEC Rule 13a-15(e)) as of April 30, 2008.  Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of April 30, 2008 because we inadvertently failed to include in our Form 10-KSB management’s report on our internal control over financial reporting.  We are presently reviewing our disclosure controls and procedures to correct the deficiency that lead to this inadvertent omission and expect to implement remediation steps to ensure that the information required to be disclosed in our future reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

Our internal controls over financial reporting includes those policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

·
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our business are being made only in accordance with authorizations of our management and directors; and

·	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted, with the involvement of our Chief Executive Officer, Chief Financial Officer, and our Director of Corporate Affairs, an assessment, including testing of the effectiveness of our internal controls over financial reporting as of April 30, 2008.  Management’s assessment of internal controls over financial reporting was based on the framework in  Internal Control over Financial Reporting – Guidance for Smaller Public Companies (2006) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our system of internal controls over financial reporting was effective as of April 30, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have not been any changes in the Company’s internal control over financial reporting during the quarter ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

We continue to document procedures and enhance controls in our comprehensive effort to comply with the Sarbanes-Oxley Act of 2002.  Under the latest extension, non-accelerated filers have to comply with the Section 404 (a) requirement of the Act for the first fiscal year ending on or after December 15, 2007.  As a non-accelerated filer with a fiscal year end of April 30, we must ~~first~~ provide the management’s report on internal control over financial reporting for the ~~first~~ fiscal year ended April 30, 2008.  In addition, as required by Section 404 (b) of the Act, as amended, the auditor’s attestation report on internal control over financial reporting will be required for the fiscal year ending April 30, 2010.

We believe that our present internal control program has been effective at a reasonable assurance level to ensure that our financial reporting has not been materially misstated.  Nonetheless, we will continue to review, and where necessary, enhance our internal control design and documentation, ongoing risk assessment, and management review as part of our internal control program.

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

/s/	Jeffrey M. Johnson
Jeffrey M. Johnson
President

/s/	T. Linh Nguyen
T. Linh Nguyen
Chief Financial Officer and Corporate Secretary